November 13, 2006

VIA EDGAR AND FEDEX

Ms. Kelly McCusker

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:      Health Care Property Investors, Inc.
            File Number: 001-08895
            Form 10-K for the Year Ended December 31, 2005
            Form 10-Q for the Quarters Ended March 31, 2006 and June 30, 2006

Dear Ms. McCusker:

Health Care Property Investors, Inc. submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated October 30, 2006.  For your convenience, each of the Staff’s comments have been reprinted in italics below and our responses are in regular print.

Form 10-K for the year ended December 31, 2005
Item 1. Business, Properties, Portfolio Summary, page 6

1.                                       We note your disclosure of net operating income here and on pages 7, 24 and 25. Net operating income per individual property, property type or by geographical location, other than at the segment level, is not reconcilable to a GAAP measure since net income (loss) on the same basis is not reported.  In future filings, please remove your disclosure of net operating income (loss), other than on a segment basis, or further explain to us how you currently meet, or in future filings be able to meet, the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.

Response:  In future filings we will either remove our disclosures of net operating income (loss), other than on a segment basis, or we will disclose the information required by Item 10(e)(1)(i) of Regulation S-K.

2.                                       If you are providing your disclosure of net operating income (loss) by segment as an extension of the segment information determined in conformity with SFAS 131, please revise your disclosure in future filings to either (1) present the SFAS 131-required information in here or (2) include a cross reference here to the SFAS 131-required information in the footnote to the financial statements.  You may refer to Questions 16-21 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to the presentation of segment information.

Response:  If we provide disclosures of net operating income (loss) by segment, we will revise our future filings to either present the SFAS 131-required information in Item 1 or include a cross reference in Item 1 to the SFAS 131-required information in the footnotes to our financial statements.

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing response, please call the undersigned at (562) 733-5151.

Very truly yours,

/s/ Mark A. Wallace
Mark A. Wallace
Senior Vice President —
Chief Financial Officer and Treasurer

cc:	Edward J. Henning, Esq.
R. Scott Shean, Esq. (By Fax)